UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)	Coca-Cola FEMSA and Grupo Yoli reach an agreement to merge their bottling operations
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – January 17, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA,” “KOF,” or the “Company”), the largest public bottler of Coca-Cola products in the world, and Grupo Yoli, S.A. de C.V. and its shareholders (“Grupo Yoli”), one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca, have agreed to merge their operations. Grupo Yoli sold approximately 99 million unit cases of beverages in Mexico in 2012.

The merger agreement has been approved by both Coca-Cola FEMSA’s and Grupo Yoli’s Boards of Directors and is subject to the completion of confirmatory legal, financial, and operating due diligence and to customary regulatory and corporate approvals, including the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority. Both Coca-Cola FEMSA and Grupo Yoli will call for an extraordinary shareholders meeting for the approval of this merger.

The aggregate enterprise value of this transaction is Ps. 8,806 million. As a result of the merger, Grupo Yoli will receive approximately 42.4 million newly issued KOF series L shares at a value of Ps. 184.0 per share, calculated based on the average closing price of the KOF series L share over the 10 trading days preceding December 12, 2012, date on which we reached a non-binding agreement. The number of shares may be adjusted within agreed upon thresholds, pending the completion of the due diligence process. As part of the transaction, Coca-Cola FEMSA will assume Ps. 1,009 million in net debt.

As a result of this transaction, Coca-Cola FEMSA will become the owner of a 10.14% stake in Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”), a participant in the Mexican sugar industry. Assuming this additional stake, Coca-Cola FEMSA will own 36.3% of one of Mexico’s leading sugar producers.

“Since our founding almost 100 years ago, our goal has been to fulfill our clients and consumers evolving needs in the non-alcoholic beverage industry, while enhancing the well-being of our talented team of professionals and the communities we serve. At this point in our history, we are proud to merge with Coca-Cola FEMSA, a like-minded company with a diversified geographic presence, an experienced management team, and industry-leading growth prospects. Loyalty to our company and to our employees, our devotion to quality and excellence, our guiding principles of integrity and honesty, and our commitment to create economic, social, and environmental value are fully aligned with the values of our new partner. In addition to our shared values, we are certain that, together, we can combine the best practices and talent that we have developed at Grupo Yoli with the expertise and track record of Coca-Cola FEMSA to solidify our merged company's market leadership and create value for all of our stakeholders,” said the shareholders of Grupo Yoli.

“As we enter a new year, for our company and the Mexican Coca-Cola bottling system, we are pleased to announce our merger with another of the oldest franchise territories in Mexico. Once again, we are honored that a highly respected family with vast operating experience in the soft drink industry favored us as an investment vehicle with which to merge their business. Together, we will capitalize on the geographic proximity of our contiguous territories, the mutual benefit of our shared best practices, and the broad consumer appeal of our integrated multi-category portfolio of beverages to create value for all of our stakeholders. This transaction underscores our commitment to continue expanding within Latin America. Moreover, our advisory board will gain from the considerable experience and expertise of Grupo Yoli’s shareholders,” said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

January 17, 2013	Page 1

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

Grupo Yoli was founded in the state of Guerrero in 1918 under the name of “La Vencedora”. The Coca-Cola Company granted the first franchise agreement to these territories in 1938. Currently, Grupo Yoli operates 2 bottling facilities and 20 distribution centers, with close to 3,500 employees serving more than 69,000 clients. Within its franchise territories, Grupo Yoli serves Acapulco and Ixtapa Zihuatanejo, two of the most important tourist destinations in the coast of the Pacific Ocean.

In 2012, Grupo Yoli sold approximately 99 million unit cases of beverages and generated slightly above Ps. 4,000 million in net revenues. In addition, on a 2012 estimated pro forma consolidated basis, it reached an EBITDA of Ps. 814 million.

Proyectos Financieros Especializados, S.C. (Profit) and Creel, García-Cuéllar, Aiza y Enríquez acted as exclusive financial and legal advisors, respectively, to Grupo Yoli on this transaction.

Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. and Raz Guzmán Abogados acted as financial and legal advisors, respectively, to Coca-Cola FEMSA on this transaction.

CONFERENCE CALL INFORMATION

We invite you to participate in the conference call to announce the transaction, which will be held on Friday, January 18, 2013, at 10:00 A.M. Eastern Time (09:00 A.M. Mexico City Time).

The speakers on this call will be:

Mr. Robert Dotson, Chief Executive Officer of Grupo Yoli;

Mr. Carlos Salazar, Chief Executive Officer of Coca-Cola FEMSA; and

Mr. Hector Treviño, Chief Financial Officer of Coca-Cola FEMSA

To participate in the conference call, please dial: Domestic U.S.: 866-356-4123 or International: 617-597-5393. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through January 24, 2013. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 63248069.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and the Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves more than 2,500,000 retailers with more than 100,000 employees worldwide.

Grupo Yoli produces and distributes Coca-Cola, Yoli, Fanta, Del Valle, and other trademark beverages of The Coca-Cola Company mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. With its origins as a bottling business in 1918 in Taxco, Guerrero under the name of “La Vencedora”, Grupo Yoli was granted its first Coca-Cola bottling franchise in 1938 and currently operates 2 bottling facilities and 20 distribution centers, with close to 3,500 employees serving more than 69,000 clients.

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

January 17, 2013	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 18, 2013